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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form 10SB-12G

                   General Form For Registration of Securities
                            of Small Business Issuers
                      Pursuant to Sections 12(b) and (g) of
                       the Securities Exchange Act of 1934


                         GALLAGHER RESEARCH CORPORATION
         ---------------------------------------------------------------
        (Exact name of Small Business Issuer as specified in its charter)


             Nevada                                       84-0920934
  ------------------------------                     ----------------------
 (State or other jurisdiction of                        (I.R.S. Employer
  incorporation or organization)                     Identification Number)


                 12373 E. Cornell Avenue, Aurora, Colorado 80014
                 -----------------------------------------------
              (Address of Principal Executive Offices and Zip Code)


                                  303-337-3384
          -------------------------------------------------------------
         (Small Business Issuer's telephone number, including area code)





        Securities to be registered pursuant to Section 12(b)of the Act:

        Title of each Class                Name of each exchange on which
        to be so registered                each class is to be registered

                NONE                                   NONE


        Securities to be registered pursuant to Section 12(g)of the Act:


                          COMMON STOCK, $.001 Par Value
                          -----------------------------
                                (Title of Class)


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                                TABLE OF CONTENTS


                                     PART I

Item 1. DESCRIPTION of BUSINESS .........................................   4

           Background....................................................   4
           Forward-Looking Statements....................................   5
           Exchange Act Registration.....................................   5
           Proposed Business.............................................   5
             Pre-Combination Activities..................................   6
             Combination Suitability Standards...........................   7
             Form of Acquisition.........................................   9
             Post-Combination Activities.................................  10
           Potential Benefits to Insiders................................  10
           Use of Consultants and Finders................................  10
           State Securities Law Considerations...........................  11
           No Investment Company Regulation..............................  11
           Competition...................................................  12
           Employees.....................................................  12

Item 2. MANAGEMENT'S DISCUSSION and ANALYSIS or PLAN of OPERATION .......  12

           Results of Operations.........................................  12
           Liquidity and Capital Resources...............................  12
           Year 2000 Issues..............................................  13

Item 3. DESCRIPTION of PROPERTY..........................................  13

Item 4. SECURITY OWNERSHIP of CERTAIN
         BENEFICIAL OWNERS and MANAGEMENT ...............................  13

           Beneficial Ownership..........................................  14
           Changes in Control............................................  14

Item 5. DIRECTORS, EXECUTIVE OFFICERS,
         PROMOTERS and CONTROL PERSONS...................................  14

           Biographical Information......................................  15
           Prior Experience with Blank Check Companies...................  15
           Potential Conflicts of Interest...............................  16
           Indemnification of Directors and Officers.....................  17
           Exclusion of Director Liability...............................  17

Item 6. EXECUTIVE COMPENSATION ..........................................  17

           Cash and Other Compensation...................................  17
           Compensation Pursuant to Plans................................  17
           Employee Stock Compensation Plan..............................  17
           Compensatory Stock Option Plan................................  18
           Employment Contracts..........................................  18

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Item 7. CERTAIN RELATIONSHIPS and RELATED TRANSACTIONS ..................  18

Item 8. DESCRIPTION of SECURITIES .......................................  18

           Common Stock..................................................  18
           Preferred Stock...............................................  19
           Annual Reports................................................  19
           Transfer Agent................................................  19

                                     PART II

Item 1. MARKET PRICE of and DIVIDENDS on the REGISTRANT'S COMMON
         EQUITY and OTHER SHAREHOLDER MATTERS ...........................  20

           Price Range of the Common Stock...............................  20
           Dividends.....................................................  20
           Shareholders .................................................  20
           Public Market for the Common Shares...........................  20

Item 2. LEGAL PROCEEDINGS................................................  20

Item 3. CHANGES in and DISAGREEMENTS with ACCOUNTANTS
         on ACCOUNTING and FINANCIAL DISCLOSURE .........................  21

Item 4. RECENT SALES of UNREGISTERED SECURITIES .........................  21

Item 5. INDEMNIFICATION of DIRECTORS and OFFICERS .......................  21

                                    PART F/S

        FINANCIAL STATEMENTS ............................................  21

                                    PART III

Item 1. LIST of EXHIBITS.................................................  22

        SIGNATURES.......................................................  23

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                                     PART I

ITEM 1. DESCRIPTION of BUSINESS.

BACKGROUND

     Gallagher Research Corporation ("GRC" or "Company") was incorporated on April 2, 1999, for the purpose of entering into a merger with and reincorporating its predecessor, Gallagher Research and Development Company ("Gallagher Colorado"), a Colorado corporation organized on July 27, 1983 under the name Gallagher Research and Development Company, Inc. On December 10, 1997, Gallagher Colorado changed its name to Gallagher Research and Development Company, dropping the "Inc." from the name. Effective April 6, 1999 Gallagher Colorado was merged with and into GRC in a statutory merger (the "Reincorporation Merger "). At the effective time of the Reincorporation Merger, each share of Gallagher Colorado's common stock issued and outstanding immediately prior to the Merger was as result of the Merger changed into one (1) share of GRC's common stock. Because the Reincorporation Merger was consummated for the sole purpose of changing Gallagher Colorado's domicile from Colorado to Nevada, management believes that it did not constitute a "sale" within the meaning of Section 5 of the Securities Act of 1933, as amended. The Reincorporation Merger was effected due to management's belief that Nevada law is more advantageous to a corporation than Colorado law. There was no change of control or ownership or control in relation to the Reincorporation Merger.

     On January 21, 1998, MNS Eagle Equity Group V, Inc. ("MNS"), a Nevada corporation, was merged with and into Gallagher Colorado (the "1998 Merger"), and the 682,500 issued and outstanding common shares of MNS were on the effective date of the 1998 Merger converted into 273,000 fully paid and nonassessable shares of Gallagher Colorado's $.0001 par value common stock.

     On June 8, 1998, Gallagher Colorado transferred its assets to GRDC, Inc., a Colorado corporation wholly owned by Gallagher Colorado, pursuant to an Assignment and Indemnity Agreement of the same date. Under that agreement, GRDC assumed all liabilities of Gallagher Colorado and also agreed to indemnify Gallagher Colorado from and against all such liabilities. Pursuant to an October 9, 1998 Stock Exchange Agreement among Gallagher Colorado, GRDC, Inc. and certain shareholders of Gallagher Colorado (the "Shareholders"), the Shareholders transferred to Gallagher Colorado a total of 1,175,000 of the 1,200,000 shares of Gallagher Colorado owned by them in exchange for all the issued and outstanding shares of GRDC. On October 28, 1998 Gallagher Colorado's shareholders approved the consummation of the Stock Exchange Agreement at a special shareholders' meeting.

     Gallagher Colorado prior to the October 1998 Stock Exchange Agreement, was an independent oil and gas service firm that provided geological, geophysical and geochemical consulting services. Gallagher Colorado has performed consulting projects in every major producing area within the United States and most of Canada. Gallagher Colorado has also completed projects in Australia and Pakistan. The principal reason Gallagher Colorado entered into a merger with MNS was to allow Gallagher Colorado to become publicly held and thus have the ability to raise capital and create liquidity in its common stock. Due to the volatility of the stock markets, Gallagher Colorado was not able to raise capital as a public company. Because of its long operating history prior to the Reincorporation Merger, GRC is out of the development stage.

     On October 30, 1998, Gallagher Colorado determined upon a new business plan to either acquire a small to medium-size business (or its assets) actively engaged in a business generating revenues or having immediate prospects of generating revenues, or to originate a business.

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     GRC owns no real estate and has had no full time employees since October
30, 1998. GRC has not had any operations since October 30, 1998 and will not have any operations of its own unless and until it engages in one or more of the activities described below under this ITEM 1. GRC is a "blank check" company which intends to enter into a business combination with one or more as yet unidentified privately held businesses.

     Effective April 16, 1999, GRC forward-split its common stock outstanding sixteen to one (16:1). There are now 4,768,000 common shares of GRC outstanding as of the date of this Registration Statement.

FORWARD-LOOKING STATEMENTS

     This Registration Statement contains certain forward-looking statements and information relating to GRC that is based on the beliefs of its management as well as assumptions made by and information currently available to its management. When used in this report, the words "anticipate", "believe", "estimate", "expect", "intend", "plan" and similar expressions, as they relate to GRC or its management, are intended to identify forward-looking statements. These statements reflect management's current view of GRC concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: a general economic downturn; a downturn in the securities markets; a general lack of interest for any reason in going public by means of transactions involving public blank check companies; federal or state laws or regulations having an adverse effect on blank check companies, Securities and Exchange Commission regulations which affect trading in the securities of "penny stocks," and other risks and uncertainties.

     Should any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this report as anticipated, estimated or expected. Readers should realize that GRC has only very limited assets, and that for GRC to succeed requires that it either originate a successful business (for which it lacks the funds) or acquire a successful business. GRC's realization of its business aims as stated herein will depend in the near future principally on the successful completion of its acquisition of a business, as discussed below.

EXCHANGE ACT REGISTRATION

     GRC has voluntarily filed this registration statement on Form 10-SB with the Securities and Exchange Commission ("SEC" or "Commission") in order to register GRC's common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Upon effectiveness of this registration statement, GRC will be required to file quarterly, annual and other reports and other information with the SEC as required by the Exchange Act. Management believes it is in the shareholders' best interests for GRC to register under the Exchange Act, in order that GRC's common stock can continue to be quoted on the OTC Bulletin Board. Additionally, management believes that potential combination candidates will find GRC more attractive as a public blank check company if it is subject to Exchange Act reporting requirements and files annual and quarterly financial statements with the SEC. If GRC's duty to file reports under the Exchange Act is suspended, GRC intends to nonetheless continue filing reports on a voluntary basis.

PROPOSED BUSINESS

     GRC intends to enter into a business combination with one or more as yet unidentified privately held businesses. Management believes that GRC will be attractive to privately held companies interested in becoming publicly traded by means of a business combination with GRC, without offering their own securities to the public. GRC intends to pursue negotiations with qualified candidates after effectiveness of this Registration Statement. GRC will not be restricted in its search for business combination candidates to any particular geographical area, industry or industry segment, and may enter into a combination with a private business engaged in any line of business. Management's discretion is, as a practical matter, unlimited in the selection of a combination candidate. GRC has not entered into any agreement, arrangement or understanding of any kind with any person regarding a business combination. GRC does not intend to enter into any business combination involving any business or venture with which its sole officer or director is affiliated.

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     Depending upon the nature of the transaction, the current officers and directors of GRC probably will resign their directorship and officer positions with GRC in connection with GRC's consummation of a business combination. See "Form of Acquisition" below. GRC's current management will not have any control over the conduct of GRC's business following GRC's completion of a business combination.

     It is anticipated that business opportunities will come to GRC's attention from various sources, including its management, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. GRC has no plans, understandings, agreements, or commitments with any individual or entity to act as a finder of or as a business consultant in regard to any business opportunities for GRC. There are no plans to use advertisements, notices or any general solicitation in the search for combination candidates.

     PRE-COMBINATION ACTIVITIES. GRC is a "blank check" company, defined as an inactive, publicly quoted company with nominal assets and liabilities. With these characteristics, management believes that GRC will be attractive to privately held companies interested in becoming publicly traded by means of a business combination with GRC, without offering their own securities to the public. GRC intends to pursue negotiations with qualified candidates after effectiveness of this Registration Statement and become publicly quoted.

     The term "business combination" (or "combination") means the result of (i) a statutory merger of a combination candidate into or its consolidation with GRC or a wholly owned subsidiary of GRC formed for the purpose of the merger or consolidation, (ii) the exchange of securities of GRC for the assets or outstanding equity securities of a privately held business, or (iii) the sale of securities by GRC for cash or other value to a business entity or individual, and similar transactions. A combination may be structured in one of the foregoing ways or in any other form which will result in the combined entity being a publicly held corporation. It is unlikely that any proposed combination will be submitted for the approval of GRC's shareholders prior to consummation. Pending negotiation and consummation of a combination, GRC anticipates that it will have no business activities or sources of revenues and will incur no significant expenses or liabilities other than expenses related to this Registration Statement, related to ongoing filings required by the Exchange Act, or related to the negotiation and consummation of a combination.

     The Company anticipates that the business opportunities presented to it will (1) be recently organized with no operating history, or a history of losses attributable to under-capitalization or other factors; (2) be experiencing financial or operating difficulties; (3) be in need of funds to develop a new product or service or to expand into a new market; (4) be relying upon an untested product or marketing concept; or (5) have a combination of the foregoing characteristics. Given the above factors, it should be expected that any acquisition candidate may have a history of losses or low profitability.

     GRC will not be restricted in its search for business combination candidates to any particular geographical area, industry or industry segment, and may enter into a combination with a private business engaged in any line of business, including service, finance, mining, manufacturing, real estate, oil and gas, distribution, transportation, medical, communications, high technology, biotechnology or any other. Management's discretion is, as a practical matter, unlimited in the selection of a combination candidate. Management of GRC will seek combination candidates in the United States and other countries, as available time permits, through existing associations and by word of mouth.

     GRC has not entered into any agreement or understanding of any kind with any person regarding a business combination. There is no assurance that GRC will be successful in locating a suitable combination candidate or in concluding a

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business combination on terms acceptable to GRC. GRC's Board of Directors has not established a time limitation by which it must consummate a suitable combination; however, if GRC is unable to consummate a suitable combination within a reasonable period, such period to be determined at the discretion of GRC's Board of Directors, the Board of Directors will probably recommend its liquidation and dissolution. It is anticipated that GRC will not be able to diversify, but will essentially be limited to one such venture because of GRC's lack of capital. This lack of diversification will not permit GRC to offset potential losses from one acquisition against profits from another, and should be considered an adverse factor affecting any decision to purchase GRC's securities.

     GRC's management has the authority and discretion to effect transactions having a potentially adverse impact upon GRC's shareholders and to complete a combination without submitting any proposal to the stockholders for their prior approval. GRC's shareholders should not anticipate that they will have any meaningful opportunity to consider or vote upon any candidate selected by GRC management for acquisition. However, it is anticipated that GRC's shareholders will, prior to completion of any combination, be given information about the candidate company's business, financial condition, management and other information required by ITEMs 6(a), (d), (e), 7 and 8 of Schedule 14A of Regulation 14A under the Exchange Act.

     COMBINATION SUITABILITY STANDARDS. The analysis of candidate companies will be undertaken by or under the supervision of GRC's President, who is not a professional business analyst. See "MANAGEMENT" below.

     To a large extent, a decision to participate in a specific combination may be made upon management's analysis of the quality of the candidate company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the candidate will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to objectively quantify or analyze. In many instances, it is anticipated that the historical operations of a specific candidate may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. GRC will be dependent upon the owners and management of a candidate to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because GRC may participate in a business combination with a newly organized candidate or with a candidate which is entering a new phase of growth, it should be emphasized that GRC will incur further risks, because management in many instances will not have proved its abilities or effectiveness, the eventual market for the candidate's products or services will likely not be established, and the candidate may not be profitable when acquired.

     Otherwise, GRC anticipates that it may consider, among other things, the following factors:

     1. Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

     2. GRC's perception of how any particular candidate will be received by the investment community and by GRC's stockholders;

     3. Whether, following the business combination, the financial condition of the candidate would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of GRC to qualify for listing on an exchange or on NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of the federal "penny stock" rules adopted by the SEC.

     4. Capital requirements and anticipated availability of required funds, to be provided by GRC or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

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     5.   The extent to which the candidate can be advanced;

     6. Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

     7. Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

     8. The cost of participation by GRC as compared to the perceived tangible and intangible values and potential; and

     9. The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

     No one of the factors described above will be controlling in the selection of a candidate. Potentially available candidates may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. It should be recognized that, because of GRC's limited capital available for investigation and management's limited experience in business analysis, GRC may not discover or adequately evaluate adverse facts about the opportunity to be acquired. GRC cannot predict when it may participate in a business combination. It expects, however, that the analysis of specific proposals and the selection of a candidate may take several months or more.

     Management believes that various types of potential merger or acquisition candidates might find a business combination with GRC to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with GRC to be an attractive alternative.

     Prior to consummation of any combination (other than a mere sale by GRC insiders of a controlling interest in GRC's common stock) GRC intends to require that the combination candidate provide GRC the financial statements required by
ITEM 310 of Regulation S-B, including at the least an audited balance sheet as of the most recent fiscal year end and statements of operations, changes in stockholders' equity and cash flows for the two most recent fiscal years, audited by certified public accountants acceptable to GRC's management, and the necessary unaudited interim financial statements. Such financial statements must be adequate to satisfy GRC's reporting obligations under Section 15(d) or 13 of the Exchange Act. If the required audited financial statements are not available at the time of closing, GRC management must reasonably believe that the audit can be obtained in less than 60 days. This requirement to provide audited financial statements may significantly narrow the pool of potential combination candidates available, since most private companies are not already audited. Some private companies will either not be able to obtain an audit or will find the audit process too expensive. In addition, some private companies on closer examination may find the entire process of being a reporting company after a combination with GRC too burdensome and expensive in light of the perceived potential benefits from a combination.

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     FORM OF ACQUISITION. It is impossible to predict the manner in which GRC may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of GRC and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of GRC and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. GRC may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of GRC with other corporations or forms of business organization, and although it is likely, there is no assurance that GRC would be the surviving entity. In addition, the present management and stockholders of GRC most likely will not have control of a majority of the voting shares of GRC following a reorganization transaction. As part of such a transaction, GRC's existing directors may resign and new directors may be appointed without any vote or opportunity for approval by GRC's shareholders.

     It is likely that GRC will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of GRC. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, GRC's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of GRC prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in GRC by the current officers, directors and principal shareholders.

     It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, GRC may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in GRC's securities may have a depressive effect upon such market.

     GRC will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

     As a general matter, GRC anticipates that it, and/or its officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither GRC nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

     It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and

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attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of GRC to pay until an indeterminate future time may make it impossible to procure goods and services.

     POST-COMBINATION ACTIVITIES. Management anticipates that, following consummation of a combination, control of GRC will change as a result of the issuance of additional Common Stock to the shareholders of the business acquired in the combination. Once ownership control has changed, it is likely that the new controlling shareholders will call a meeting for the purpose of replacing the incumbent directors of GRC with candidates of their own, and that the new directors will then replace the incumbent officers with their own nominees. Rule 14f-1 under the Exchange Act requires that, if in connection with a business combination or sale of control of GRC there should arise any arrangement or understanding for a change in a majority of GRC's directors and the change in the board of directors is not approved in advance by GRC's shareholders at a shareholder meeting, then none of the new directors may take office until at least ten (10) days after an information statement has been filed with the Securities and Exchange Commission and sent to GRC's shareholders. The information statement furnished must as a practical matter include the information required by ITEMs 6(a), (d) and (e), 7 and 8 of Schedule 14A of Regulation 14A in a proxy statement.

     Following consummation of a combination, management anticipates that GRC will file a current report on Form 8-K with the Commission which discloses among other things the date and manner of the combination, material terms of the definitive agreement, the assets and consideration involved, the identity of the person or persons from whom the assets or other property was acquired, changes in management and biographies of the new directors and executive officers, identity of principal shareholders following the combination, and contains the required financial statements. The Form 8-K report also will be required to include all information as to the business acquired called for by ITEM 101 of Regulation S-B.

POTENTIAL BENEFITS to INSIDERS

     In connection with a business combination, it is possible that shares of common stock constituting control of GRC may be purchased from the current principal shareholders ("insiders") of GRC by the acquiring entity or its affiliates. If stock is purchased from the insiders, the transaction is very likely to result in substantial gains to them relative to the price they originally paid for the stock. In GRC's judgment, none of its officers and directors would as a result of such a sale become an "underwriter" within the meaning of the Section 2(11) of the Securities Act of 1933, as amended. No bylaw or charter provision GRC prevents insiders from negotiating or consummating such a sale of their shares. The sale of a controlling interest by GRC insiders could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares, and it is unlikely that GRC shareholders generally will be given the opportunity to participate in any such sale of shares. Moreover, GRC shareholders probably will not be afforded any opportunity to review or approve any such buyout of shares held by an officer, director or other affiliate, should such a buyout occur.

     GRC may require that a company being acquired repay all advances made to GRC by GRC shareholders and management, at or prior to closing of a combination. Otherwise, there are no conditions that any combination or combination candidate must meet, such as buying stock from GRC insiders or paying compensation to any GRC officer, director or shareholder or their respective affiliates.

USE OF CONSULTANTS and FINDERS

     Although there are no current plans to do so, GRC management might hire and pay an outside consultant to assist in the investigation and selection of candidates, and might pay a finder's fee to a person who introduces a candidate with which GRC completes a combination. Since GRC management has no current

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plans to use any outside consultants or finders to assist in the investigation and selection of candidates, no policies have been adopted regarding use of consultants or finders, the criteria to be used in selecting such consultants or finders, the services to be provided, the term of service, or the structure or amount of fees that may be paid to them. However, because of the limited resources of GRC, it is likely that any such fee GRC agrees to pay would be paid in stock and not in cash. GRC has had no discussions, and has entered into no arrangements or understandings, with any consultant or finder. GRC's officers and directors have not in the past used any particular consultant or finder on a regular basis and have no plan to either use any consultant or recommend that any particular consultant be engaged by GRC on any basis.

     It is possible that compensation in the form of common stock, options, warrants or other securities of GRC, cash or any combination thereof, may be paid to outside consultants or finders. No securities of GRC will be paid to officers, directors or promoters of GRC nor any of their respective affiliates. Any payments of cash to a consultant or finder would be made by the business acquired or persons affiliated or associated with it, and not by GRC. It is possible that the payment of such compensation may become a factor in any negotiations for GRC's acquisition of a business opportunity. Any such negotiations and compensation may present conflicts of interest between the interests of persons seeking compensation and those of GRC's shareholders, and there is no assurance that any such conflicts will be resolved in favor of GRC's shareholders.

STATE SECURITIES LAWS CONSIDERATIONS

     Section 18 of the Securities Act of 1933, as amended in 1996, provides that no law, rule, regulation, order or administrative action of any state may require registration or qualification of securities or securities transactions that involve the sale of a "covered security." The term "covered security" is defined in Section 18 to include among other things transactions by "any person not an issuer, underwriter or dealer," (in other words, secondary transactions in securities already outstanding) that are exempted from registration by
Section 4(1) of the Securities Act of 1933, provided the issuer of the security is a "reporting company," meaning that it files reports with the SEC pursuant to
Section 13 or 15(d) of the Exchange Act.

     Section 18 as amended preserves the authority of the states to require certain limited notice filings by issuers and to collect fees as to certain categories of covered securities, specifically including Section 4(1) secondary transactions in the securities of reporting companies. Section 18 expressly provides, however, that a state may not "directly or indirectly prohibit, limit, or impose conditions based on the merits of such offering or issuer, upon the offer or sale of any (covered) security." This provision prohibits states from requiring registration or qualification of securities of an Exchange Act reporting company which is current in its filings with the SEC.

     The states generally are free to enact legislation or adopt rules that prohibit secondary trading in the securities of "blank check" companies like GRC. Section 18, however, of the Act preempts state law as to covered securities of reporting companies. Thus, while the states may require certain limited notice filings and payment of filing fees by GRC as a precondition to secondary trading of its shares in those states, they cannot, so long as GRC is a reporting issuer, prohibit, limit or condition trading in GRC's securities based on the fact that GRC is or ever was a blank check company. GRC will comply with such state limited notice filings as may be necessary in regard to secondary trading. At this time, GRC's stock is not actively traded in any market, and an active market in its common stock is not expected to arise, if ever, until after completion of a business combination.

NO INVESTMENT COMPANY ACT REGULATION

     Prior to completing a combination, GRC will not engage in the business of investing or reinvesting in, or owning, holding or trading in securities, or otherwise engaging in activities which would cause it to be classified as an "investment company" under the 1940 Act. To avoid becoming an investment company, not more than 40% of the value of GRC's assets (excluding government securities and cash and cash equivalents) may consist of "investment

                                       11

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securities," which is defined to include all securities other than U.S.
government securities and securities of majority-owned subsidiaries. Because GRC will not own less than a majority of any assets or business acquired, it will not be regulated as an investment company. GRC will not pursue any combination unless it will result in GRC owning at least a majority interest in the business acquired.

COMPETITION

     GRC will be in direct competition with many entities in its efforts to locate suitable business opportunities. Included in the competition will be business development companies, venture capital partnerships and corporations, small business investment companies, venture capital affiliates of industrial and financial companies, broker-dealers and investment bankers, management and management consultant firms and private individual investors. Most of these entities will possess greater financial resources and will be able to assume greater risks than those which GRC, with its limited capital, could consider. Many of these competing entities will also possess significantly greater experience and contacts than GRC's Management. Moreover, GRC also will be competing with numerous other blank check companies for such opportunities.

EMPLOYEES

     The only employees of GRC currently are its officers. It is not expected that GRC will have additional employees except as a result of completing a combination.

ITEM 2. MANAGEMENT'S DISCUSSION and ANALYSIS or PLAN of OPERATION.

     GRC's plan of operation over the next twelve months is set forth above under ITEM 1 (Description of Business). This plan of operation has been adopted in order to attempt to create value for GRC's shareholders.

RESULTS of OPERATIONS

     On October 30, 1998, GRC transferred all of its assets and liabilities and embarked upon the business plan set forth in ITEM 1 above. Since that date, GRC has had no operations, other than searching for a business or assets to acquire, or revenues. GRC anticipates no operations unless and until it completes a business combination as described above.

     Prior to the October 1988 Stock Exchange Agreement, GRC was an independent oil and gas service firm that provided geological, geophysical and geochemical consulting services. Sales for the ten months of 1998 were $203,419 compared to sales of $362,863 for the twelve months of 1997. GRC had a net loss of $1,067 for 1998 compared to net income of $35,818 for 1977.

LIQUIDITY and CAPITAL RESOURCES

     As of the date of this Registration Statement, GRC has no cash and minimal debts. GRC has no commitments for any capital expenditure and foresees none. However, GRC will incur routine fees and expenses incident to its reporting duties as a public company, and it will incur fees and expenses in the event it makes or attempts to make an acquisition. As a practical matter, GRC expects no significant operating costs other than professional fees payable to attorneys and accountants. To the extent accounting services are performed by President Stephen M. Siedow, an accountant, he has agreed not to charge GRC for those services, although any other accountants utilized are expected to charge GRC their customary rates.

     GRC does not anticipate that funding will be necessary in order to complete a proposed combination, except possibly for fees and costs of GRC's professional advisers. Accordingly, there are no plans to raise capital to finance any business combination, nor does management believe that any combination candidate will expect cash from GRC. GRC hopes to require the candidate companies to deposit with GRC an advance which GRC can use to defray professional fees and costs and travel, lodging and other due diligence costs of GRC's management. Otherwise, management would have to advance such costs out of their own pockets, and there is no assurance they will advance such costs.

     Other routine expenses, such as making required filings with the Securities and Exchange Commission, inevitably will be incurred. In order to pay these, GRC will be forced to borrow money or prevail upon existing shareholders to contribute additional funds, whether as a loan or investment, to GRC. It is by no means certain that existing shareholders will want or be financially able to do so. There are no plans to sell additional securities of GRC to raise capital. GRC's failure to timely file reports required under the Securities Exchange Act of 1934, as amended, could subject it to fines and penalties and make it less desirable to a potential combination candidate. None of these sources of funds is assured and, if no funds can be raised, GRC may be effectively unable to pursue its business plan.

     GRC shareholders and management members who advance money to GRC to cover operating expenses will expect to reimbursed by the company acquired, prior to or at the time of completing the combination. GRC has no intention of borrowing money to pay any officer, director or shareholder of GRC or their affiliates.

YEAR 2000 ISSUES

     Many computers and computer programs in use around the world for purposes of economy contain only two fields for expression of dates and were programmed to assume that all dates entered are for years in the twentieth century beginning with "19" (e.g., 99 means 1999). It is believed that many computers and software programs will crash on commencement of the year 2000, because they will not recognize dates beginning with "20" instead of "19" and that widespread computer crashes will have significant economic effects on governments, companies and individuals. This is known as the "Y2K" problem or the "milennium bug." The extent, severity and duration of the Y2K problem are unknown and impossible to forecast. Moreover, experts disagree on the extent, severity and duration of the Y2K problem, and on the economic losses and other damage that may occur as a result of it.

     GRC has no operations or revenues, does no business with customers, vendors or suppliers, and has no material relationships with other companies. GRC therefore does not anticipate that it will suffer any losses as a result of Y2K issues. However, if general economic problems resulting from Y2K issues are severe and prolonged, demand for blank check companies could be reduced or eliminated for an unknown (and unknowable) period of time. Because GRC regularly backs up its records and documents maintained on computer, any computer failure should not directly cause GRC more than a modest inconvenience at worst.

ITEM 3. DESCRIPTION of PROPERTY.

     GRC neither owns nor leases any real estate or other properties. GRC's offices are located at 12373 E. Cornell Avenue, Aurora, Colorado 80014, and are provided at no charge by its President. This arrangement is entirely adequate for GRC's current needs. GRC does not have any plans to acquire any properties or lease offices, and management does not anticipate that GRC will take office space unless and until it has completed a business combination, in which case GRC's offices almost certainly will be the same as those of the business opportunity acquired.

ITEM 4. SECURITY OWNERSHIP of CERTAIN BENEFICIAL OWNERS and MANAGEMENT.

BENEFICIAL OWNERSHIP

     The following table sets forth, as of the date of this Registration Statement, the stock ownership of each executive officer and director of GRC, of

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


all executive officers and directors of GRC as a group, and of each person known by GRC to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as such shares. No person listed below has any option, warrant or other right to acquire additional securities of GRC, except as may be otherwise noted.

        Name and Address                   Amount & Nature
         of Beneficial                      of Beneficial              Percent
            Owner                             Ownership                of Class
      -------------------------            ----------------            --------

     *Stephen M. Siedow                    1,951,456 (1, 3)              40.9%
     12373 E. Cornell Avenue
     Aurora, Colorado 80014

     John D. Brasher Jr.                   1,932,256 (2, 3)              40.5%
     90 Madison Street, Suite 707
     Denver, Colorado 80206

     *All directors & officers             1,951,456                     40.9%
       as a group (1 person)

     (1) Mr. Siedow disclaims beneficial ownership of 52,416 shares of common stock owned by his wife, Linda M. Siedow, of 64,000 shares of common stock held by his wife as custodian for his minor children, and of 32,000 shares of common stock held by his daughter.

     (2) Mr. Brasher disclaims beneficial ownership of 128,000 shares of common stock owned by his wife, Lisa K. Brasher. Includes 160,000 shares of common stock held by Yakima Corp., a corporation controlled by Mr. Brasher and his wife.

     (3) Includes 223,456 shares of common stock held by MNS Eagle Equity Group, Inc., a corporation controlled by Mr. Brasher and Mr. Siedow.

     Despite not having received any compensation and not having otherwise engaged in any transactions involving the acquisition or disposition of assets with GRC, the current officers and directors of GRC may be deemed to be "promoters" and "founders" of GRC.

CHANGES in CONTROL

     A change of control of GRC probably will occur upon consummation of a business combination, which is anticipated to involve significant change in ownership of GRC and in the membership of the board of directors. The extent of any such change of control in ownership or board composition cannot be predicted at this time.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS and CONTROL PERSONS.

     Directors are elected for one-year terms or until the next annual meeting of shareholders and until their successors are duly elected and qualified. Executive officers (none of whom have an employment or similar contract) continue in office at the pleasure of the Board of Directors. The following table sets forth the name, age, position held and tenure of each director and executive officer:

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


           Name                  Age        Position Held and Tenure
     ------------------          ---        ------------------------

     Stephen M. Siedow           49        President, CEO, Director, Chairman of
                                           the Board, October of 1998

     There are no family relationships among the officers and directors. There is no arrangement or understanding between GRC (or any of its directors or officers) and any other person pursuant to which such person was or is to be selected as a director or officer, or under which any officer or director will resign at the request of another person, and no officer or director is acting or will act on behalf of or at the direction of any other person. The directors and officers are expected to devote their time to GRC's affairs on an "as needed" basis, but are not required to make any specific portion of their time available to GRC. It is anticipated that officers and directors will, on the average, devote no more than 15 hours per week to GRC's affairs.

BIOGRAPHICAL INFORMATION

     STEPHEN M. SIEDOW. Mr. Siedow is president and sole shareholder of Stephen
M. Siedow, P.C., a professional accounting firm providing auditing, management consulting, tax services and write-up services to corporations, partnerships and individuals since 1982. Mr. Siedow specializes in public and SEC accounting and has experience in industries including mining (gold and coal), oil and gas, construction, and mergers/acquisitions/liquidations. Prior to that, he was with the audit department of Ernst & Young, Certified Public Accountants in Denver, Colorado, for eight years. Mr. Siedow is a member of the American Institute of Certified Public Accountants and the Colorado Society of Certified Public Accountants.

     Mr. Siedow also is a director, executive officer, promoter or control person of the following companies with business plans substantially identical to those of GRC:

     o Chairman, CEO, President and significant shareholder of EQUICAP, INC., a formerly active California corporation no longer in the development stage but which has scant assets.

     o Chairman, CEO, President and significant shareholder of MNS EAGLE EQUITY GROUP, INC., MNS EAGLE EQUITY GROUP I, INC., MNS EAGLE EQUITY GROUP II, INC., MNS EAGLE EQUITY GROUP III, INC., and MNS EAGLE EQUITY GROUP IV, INC., all Nevada corporations in the development stage.

PRIOR EXPERIENCE with BLANK CHECK COMPANIES

     Mr. Siedow has never been an executive officer or director of a blank check or "blind pool" company which conducted a public offering. Mr. Siedow has, however, been an executive officer and director of several reporting blank check companies (those required to file reports with the SEC), and his experience is detailed below.

     1. WHITNEY AMERICAN CORPORATION ("WHAM") - Organized 1987 in Delaware. Effective on March 10, 1998, WHAM acquired Kemron Environmental Services, Inc. a New York company, in a stock-for-stock exchange. In the exchange, WHAM issued to the shareholders of Kemron Environmental Services, Inc. a total of 3,500,000 common shares. WHAM's common stock is quoted on the OTC Bulletin Board under the symbol WHAM and trades sporadically. Mr. Siedow was not an officer or director of WHAM following consummation of the merger. Neither Mr. Siedow nor any other officer, director or shareholder of WHAM, nor their respective affiliates, sold any stock in connection with the acquisition of Kemron Environmental Services, Inc.

     2. CASHBUILDER, INC. ("CBI") - Organized 1982 in Colorado. Mr. Siedow sold shares of CBI amounting to control of CBI in a private transaction for an aggregate of $50,000 in 1994. Otherwise, no officer, director or shareholder of CBI, nor their respective affiliates, sold any stock in connection with any acquisition made. Mr. Siedow was not an officer or director of CBI at the time of sale.

POTENTIAL CONFLICTS of INTEREST

     The Company's Officers and Directors are affiliated with other companies having a similar business plan to that of GRC ("Affiliated Companies") which may compete directly or indirectly with GRC. GRC has not identified a specific business area, industry or industry segment in which it will seek combination candidates. GRC has made a determination that it will not concentrate its search for combination candidates in any particular business, industry or industry segment, since any such determination is potentially limiting and confers no advantage to GRC or its shareholders. Certain specific conflicts of interest may include those discussed below.

     1. The interests of any Affiliated Companies from time to time may be inconsistent in some respects with the interests of GRC. The nature of these conflicts of interest may vary. There may be circumstances in which an Affiliated Company may take advantage of an opportunity that might be suitable for GRC. Although there can be no assurance that conflicts of interest will not arise or that resolutions of any such conflicts will be made in a manner most favorable to GRC and its shareholders, the officers and directors of GRC have a fiduciary responsibility to GRC and its shareholders and, therefore, must adhere to a standard of good faith and integrity in their dealings with and for GRC and its shareholders.

     2. The officers and directors of GRC serve as officers or directors of one or more Affiliated Companies and may serve as officers and directors of other Affiliated Companies in the future. GRC's officers and directors are required to devote only so much of their time to GRC's affairs as they deem appropriate, in their sole discretion. As a result, GRC's officers and directors may have conflicts of interest in allocating their management time, services, and functions among GRC and any current and future Affiliated Companies which they may serve, as well as any other business ventures in which they are now or may later become involved.

     3. The Affiliated Companies may compete directly or indirectly with that of GRC for the acquisition of available, desirable combination candidates. There may be factors unique to GRC or an Affiliated Company which respectively makes it more or less desirable to a potential combination candidate, such as age of the company, name, capitalization, state of incorporation, contents of the articles of incorporation, etc. However, any such direct conflicts are not expected to be resolved through arm's-length negotiation, but rather in the discretion of management. While any such resolution will be made with due regard to the fiduciary duty owed to GRC and its shareholders, there can be no assurance that all potential conflicts can be resolved in a manner most favorable to GRC as if no conflicts existed. Members of GRC's management who also are members of management of another Affiliated Company will also owe the same fiduciary duty to the shareholders of the other Affiliated Company.

     4. Certain conflicts of interest exist and will continue to exist between GRC and its officers and directors due to the fact that each has other employment or business interests to which he devotes his primary attention. Each officer and director is expected to continue to do so in order to make a living, notwithstanding the fact that management time should be devoted to GRC's affairs. GRC has not established policies or procedures for the resolution of current or potential conflicts of interest between GRC and its management.

     As a practical matter, such potential conflicts could be alleviated only if the Affiliated Companies either are not seeking a combination candidate at the same time as the Company, have already identified a combination candidate, are seeking a combination candidate in a specifically identified business area, or are seeking a combination candidate that would not otherwise meet GRC's selection criteria. It is likely, however, that the combination criteria of GRC and any Affiliated Companies will be substantially identical. Ultimately, GRC's shareholders ultimately must rely on the fiduciary responsibility owed to them by GRC's officers and directors.

     There can be no assurance that members of management will resolve all conflicts of interest in GRC's favor. The officers and directors are accountable to GRC and its shareholders as fiduciaries, which means that they are legally obligated to exercise good faith and integrity in handling GRC's affairs and in their dealings with GRC. Failure by them to conduct GRC's business in its best interests may result in liability to them. The area of fiduciary responsibility is a rapidly developing area of law, and persons who have questions concerning the duties of the officers and directors to GRC should consult their counsel.

INDEMNIFICATION of DIRECTORS and OFFICERS

     See discussion under Part II, ITEM 5 below.

EXCLUSION of DIRECTOR LIABILITY

     Pursuant to the General Corporation Law of Nevada, GRC's Certificate of Incorporation excludes personal liability on the part of its directors to GRC for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or for improper payment of dividends. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

ITEM 6. EXECUTIVE COMPENSATION.

CASH and OTHER COMPENSATION

     Through October 30, 1998 GRC and its predecessor paid cash and cash equivalent compensation to its executive officers and directors. No executive officer or director received cash or cash equivalent compensation of more than $50,000. Since October 30, 1998 and through the date of this Registration Statement, GRC has not paid any executive officer or director any cash or cash equivalent compensation. GRC has no other agreement or understanding, express or implied, with any director or executive officer concerning employment or cash or other compensation for services. GRC will undoubtedly pay compensation to officers and other employees should it succeed in acquiring a business and funds exist for compensation.

COMPENSATION PURSUANT to PLANS

     Since inception of GRC and its predecessor and through the date of this Registration Statement, no director or executive officer has received compensation from GRC pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan of GRC, although GRC anticipates that it will compensate its officers and directors for services to GRC with stock or options to purchase stock, in lieu of cash.

     GRC currently has in place an employee stock compensation plan and compensatory stock option plan. GRC has no long-term incentive plans, as that term is defined in the rules and regulations of the Securities and Exchange Commission. There are no other compensatory or benefit plans, such as retirement or pension plans, in effect or anticipated to be adopted, although other plans may be adopted by new management following completion of a business combination.

EMPLOYEE STOCK COMPENSATION PLAN

     GRC has adopted the 1997 Employee Stock Compensation Plan of its predecessor for employees, officers, directors of GRC and advisors to GRC (the "ESC Plan"). GRC has reserved a maximum of 1,000,000 Common Shares to be issued upon the grant of awards under the ESC Plan. Employees will recognize taxable income upon the grant of Common Stock equal to the fair market value of the Common Stock on the date of the grant and GRC will recognize a compensating deduction for compensation expense at such time. The ESC Plan will be administered by the Board of Directors or a committee of directors. No shares have been awarded or currently are anticipated to be awarded under the ESC Plan.

COMPENSATORY STOCK OPTION PLAN

     GRC has adopted the 1997 Compensatory Stock Option Plan of its predecessor for officers, employees, directors and advisors (the "CSO Plan"). GRC has reserved a maximum of 1,500,000 Common Shares to be issued upon the exercise of options granted under the CSO Plan. The CSO Plan will not qualify as an "incentive stock option" plan under Section 422 of the Internal Revenue Code of 1986, as amended. Options will be granted under the CSO Plan at exercise prices to be determined by the Board of Directors or other CSO Plan administrator. With respect to options granted pursuant to the CSO Plan, optionees will not recognize taxable income upon the grant of options granted at or in excess of fair market value. However, optionees will realize income at the time of exercising an option to the extent the market price of the common stock at that time exceeds the option exercise price, and GRC must recognize a compensation expense in an amount equal to any taxable income realized by an optionee as a result of exercising the option. The CSO Plan will be administered by the Board of Directors or a committee of directors. No options have been granted or currently are anticipated to granted under the CSO Plan.

EMPLOYMENT CONTRACTS

     No person has entered into any employment or similar contract with GRC. It is not anticipated that GRC will enter into any employment or similar contract unless in conjunction with or following completion of a business combination.

ITEM 7. CERTAIN RELATIONSHIPS and RELATED TRANSACTIONS.

     GRC is not indebted to any current or former officer, director, promoter or control person. GRC has no understanding with its officers, directors or shareholders, pursuant to which such persons are required to contribute capital to GRC, loan money or otherwise provide funds to GRC, although management expects that one or more of such persons may make funds available to GRC in the event of need to cover operating expenses.

     No officer, director or employee of GRC or its predecessor received a salary of $60,000 or more in 1998 or 1997. There were no transactions, or series of transactions, for the years ended December 31, 1998 or 1997, nor are there any currently proposed transactions, or series of transactions, to which GRC is (or GRC or its predecessor was) a party, in which the amount exceeds $60,000, and in which to the knowledge of GRC any director, executive officer, nominee, five percent or greater shareholder, or any member of the immediate family of any of the foregoing persons, have or will have any direct or indirect material interest.

ITEM 8. DESCRIPTION of SECURITIES.

     The authorized capital stock of GRC consists of 50,000,000 shares of Common Stock, $.001 par value, and 10,000,000 shares of Preferred Stock, $.001 par value.

COMMON STOCK

     At September 30, 1999, there were 4,768,000 shares of Common Stock outstanding. The holders of Common Stock are entitled to one vote for each share held. GRC's Certificate of Incorporation provides that the affirmative vote of a majority of the votes cast at a shareholder's meeting is sufficient to effect any corporate action upon which shareholders may or must vote. Common Shares do not carry cumulative voting rights, thus holders of more than 50% of the Common

Stock have the power to elect all directors if they wish and, as a practical matter, to control GRC. Holders of Common Stock are not entitled to preemptive rights, and the Common Stock is not subject to redemption.

     GRC's bylaws provide for a board of one director, all of whom are elected for one-year terms at the annual meeting of shareholders. The affirmative vote of a simple majority of the outstanding Common Stock is necessary to remove a director. A special meeting of shareholders may be called by the Chairman of the Board, the President, a majority of the Board of Directors, or shareholders owning in the aggregate 10% or more of the Common Stock. Holders of Common Stock are entitled to receive, pro rata, dividends if, when and as declared by the Board of Directors out of funds legally available therefor.

     Upon liquidation, dissolution or winding up of GRC, holders of Common Stock are entitled to share ratably in GRC's assets legally available for distribution to its shareholders after payment of liquidation preference and outstanding redemption rights (if any) on any Preferred Stock outstanding and are not subject to further calls or assessments.

PREFERRED STOCK

     Although no shares of Preferred Stock are being registered in this Registration Statement or have previously been registered under the Exchange Act, this discussion is included to enhance the reader's understanding of GRC. No Preferred Shares are issued or outstanding, and GRC has no plans to issue any Preferred Shares. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the voting powers, conversion rights, other special rights and qualifications, limitations and restrictions of each series, without any further vote or action by the shareholders. It is not possible to state the actual effect of the authorization of any Preferred Stock upon the rights of holders of the Common Stock, until the Board of Directors determines the specific rights of the holders of the Preferred Stock. However, the Preferred Stock may have adverse effects upon the holders of the Common Stock, including (i) restrictions on dividends on the Common Stock if dividends on the Preferred Stock have not been paid, (ii) dilution of the voting power of the Common Stock to the extent that the Preferred Stock has voting rights, (iii) dilution of the equity interest of the Common Stock to the extent that the Preferred Stock is converted into Common Stock, or (iv) the Common Stock not being entitled to share in GRC's assets upon liquidation until satisfaction of any liquidation preference granted the holders of the Preferred Stock. GRC does not currently anticipate that it will issue Preferred Stock in connection with any business combination, but issuance for this purpose is a possibility. GRC has not authorized such number of Preferred Shares for anti-takeover or similar purposes.

ANNUAL REPORTS

     GRC will furnish its shareholders with annual reports containing financial statements of GRC as examined and reported upon by independent certified public accountants. GRC will distribute other reports as determined by the Board of Directors.

TRANSFER AGENT

     GRC has not appointed a transfer agent or registrar for its Common Shares and, in order to minimize expenses, does not expect to do so unless and until it appears that its Common Shares will commence to trade.

                                     PART II

ITEM 1. MARKET PRICE of and DIVIDENDS on the REGISTRANT'S COMMON EQUITY and OTHER SHAREHOLDER MATTERS.

PRICE RANGE of the COMMON STOCK

     The common stock of GRC is the subject of an unpriced quotation (meaning that is quoted "name only" without bid or asked prices posted) on the OTC Bulletin Board maintained by the National Association of Securities Dealers, Inc. The common stock has not traded to management's knowledge, and any trading in the common stock would occur in the over-the-counter market. No active trading market is expected to arise (if one ever arises), unless and until GRC successfully completes a business combination. No shareholder has entered into a lock-up or similar agreement as to his common shares.

DIVIDENDS

     GRC has not declared or paid any dividends on its Common Stock to date. Management anticipates that any future earnings will be retained as working capital and used for business purposes. Accordingly, it is unlikely that GRC will declare or pay any such dividends in the foreseeable future.

SHAREHOLDERS

     GRC has approximately 43 shareholders of record. GRC has 4,768,000 common shares issued and outstanding, of which approximately 831,300 shares are unrestricted and not held by affiliates.

PUBLIC MARKET for the COMMON SHARES

     There currently is no public market for GRC's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all. If a market should develop, the price may be highly volatile. Unless and until GRC's common shares are quoted on the NASDAQ system or listed on a national securities exchange, it is likely that the common shares will be defined as "penny stocks" under the Exchange Act and SEC rules thereunder. The Exchange Act and penny stock rules generally impose additional sales practice and disclosure requirements upon broker-dealers who sell penny stocks to persons other than certain "accredited investors" (generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with spouse) or in transactions not recommended by the broker-dealer.

     For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the SEC. So long as GRC's common shares are considered "penny stocks", many brokers will be reluctant or will refuse to effect transactions in GRC's shares, and many lending institutions will not permit the use of penny stocks as collateral for any loans.

ITEM 2. LEGAL PROCEEDINGS.

     There are no legal proceedings which are pending or have been threatened against GRC or any officer, director or control person of which management is aware.

ITEM 3. CHANGES in and DISAGREEMENTS with ACCOUNTANTS on ACCOUNTING and FINANCIAL DISCLOSURE.

     None.

ITEM 4. RECENT SALES of UNREGISTERED SECURITIES.

     The following sets forth certain information with respect to all common stock of GRC and its predecessor sold during the three-year period prior to the filing of this Registration Statement.

     1. On December 12, 1997, Gallagher Colorado, GRC's predecessor, entered into a Merger Agreement with MNS Eagle Equity Group V, Inc. ("MNS"), a Nevada corporation, pursuant to which MNS would on the effective date of the merger be merged into Gallagher Colorado and disappear (the "1998 Merger".) The Merger Agreement provided, among other things, that each of the 682,500 issued and outstanding common shares of MNS would on the effective date of the 1998 Merger be converted into and exchanged for four tenths (.4) of a fully paid and nonassessable share of Gallagher Colorado's $.0001 par value common stock. A total of 273,000 shares of Gallagher Colorado's common stock were issued to the shareholders of MNS as a result of the 1998 Merger. The issuance of the 273,000 common shares of Gallagher Colorado in the 1998 Merger were not registered under the Securities Act of 1933, as amended ("Act") but were instead issued in reliance upon the exemption from such registration requirements afforded by Rule 504 of Regulation D under the Act, which is available for small offerings of securities (including merger transactions) not exceeding $1,000,000 in value. At the time of the 1998 Merger, Gallagher Colorado was an operating company out of the development stage, not an investment company and not subject to the reporting requirements of Section 15(d) or 13 of the Securities Exchange Act of 1934.

ITEM 5. INDEMNIFICATION of DIRECTORS and OFFICERS.

     As permitted by Nevada law, GRC's Certificate of Incorporation provides that GRC will indemnify its officers and directors against attorneys' fees and other expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them arising out of their association with or activities on behalf of GRC unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. GRC may also bear the expenses of such litigation for any such persons upon their promise to repay such sums if it is ultimately determined that they are not entitled to indemnification. Such expenditures could be substantial and may not be recouped, even if GRC is so entitled. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling GRC pursuant to the foregoing provisions, GRC has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable. Furthermore, it should be noted that a successful indemnification of any officer or director could deplete the assets of GRC.

                                    PART F/S

(1)  AUDITED FINANCIAL STATEMENTS.

      Independent Auditor's Report ......................................  F-1

      Balance Sheets as of December 31, 1998 and 1997....................  F-2

      Statements of Operations for the years
       ended December 31, 1998 and 1997 .................................  F-3

      Statement of Stockholders' Equity for the years
       ended December 31, 1998 and 1997 .................................  F-4

      Statements of Cash Flows for the years
       ended December 31, 1998 and 1997 .................................  F-5

      Notes to Financial Statements .....................................  F-6

(2)  MANAGEMENT PREPARED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

      Balance Sheets as of September 30, 1999 and
       December 31, 1998 ................................................ F-12

      Statements of Operations for the nine months
       ended September 30, 1999 and 1998 ................................ F-13

      Statement of Stockholders' Equity for the nine
       months ended September 30, 1999 and 1998.......................... F-14

      Statements of Cash Flows for the nine months
       ended September 30, 1999 and 1998 ................................ F-15

      Notes to Financial Statements ..................................... F-16

                                    PART III

ITEM 1. LIST OF EXHIBITS.

     The following exhibits are either filed with this registration statement or have previously been filed with the Securities and Exchange Commission and are incorporated by reference to another report, registration statement or form. As to any shareholder of record requesting a paper copy of this registration statement, GRC will furnish any exhibit indicated in the list below as filed with this report upon payment to GRC of its expenses in furnishing the information.

     2.1  Articles and Certificate of Merger (with Merger Agreement attached therefore as Exhibit A), merging Gallagher
          Colorado, a Colorado corporation, with and into GRC, a
          Nevada corporation.............................................   1

     2.2  Stock Exchange Agreement between Gallagher Colorado,
          GRDC and certain individual shareholders.......................   1

     2.3  Articles and Certificate of Merger (with Merger Agreement attached therefore as Exhibit A), merging MNS, a Nevada
          corporation, with Gallagher Colorado, a Colorado corporation...   1

     3.1  Certificate of Incorporation of GRC as filed with the
          Nevada Secretary of State on April 4, 1999.....................   1

     3.2  Bylaws of GRC..................................................   1

     4.1  Specimen common stock certificate..............................   1

    10.1  1997 Compensatory Stock Option Plan of GRC.....................   1

    10.2  1997 Employee Stock Compensation Plan of GRC...................   1

    10.3  Assignment and Indemnity Agreement between Gallagher
          Colorado and GRDC..............................................   1

          1 - Filed herewith as an exhibit.

          2 - Incorporated by reference to another registration statement, report or document.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED:  October 28, 1999

                                      Gallagher Research Corporation



                                  By  /s/  Stephen M. Siedow
                                      -----------------------------
                                      Stephen M. Siedow, President and CEO

                           Larry O'Donnell, CPA, P.C.
Telephone (303) 745-4545                                   2280 South Xanadu Way
                                                                       Suite 370
                                                         Aurora, Colorado  80014




                          Independent Auditor's Report

Board of Directors and Stockholders
Gallagher Research Corporation

I have audited the accompanying balance sheets of Gallagher Research Corporation as of December 31, 1998 and 1997 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gallagher Research Corporation as of December 31, 1998 and 1997 and the results of its operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Larry O'Donnell, CPA, P.C.

August 10, 1999

                         GALLAGHER RESEARCH CORPORATION
                                 Balance Sheets


                                     ASSETS

                                                              December 31,
                                                         ----------------------
                                                           1998         1997
                                                         ---------    ---------
Current Assets:
    Cash                                                 $     245    $   3,092
    Accounts receivable, net                                  --         25,856
                                                         ---------    ---------
                                                               245       28,948
Property and equipment:
    Equipment                                                 --        207,471
    Less accumulated depreciation                             --       (183,160)
                                                         ---------    ---------
                                                              --         24,311
                                                         ---------    ---------
                                                         $     245    $  53,259
                                                         =========    =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY


Current liabilities:
    Accrued liabilities                                  $    --      $  12,972
    Income taxes payable                                      --          1,459
                                                         ---------    ---------
                                                              --         14,431

Stockholders' equity:
    Preferred stock; $.0001 par value; authorized -
      5,000,000 shares; issued - none                         --           --
    Common stock; $.0001 par value; authorized -
      50,000,000 shares; issued and outstanding -
      298,000 and 1,200,000 shares, respectively                30          120
    Additional paid-in capital                               1,282       14,805
    Retained earnings (deficit)                             (1,067)      23,903
                                                         ---------    ---------
        Total stockholders' equity                             245       38,828
                                                         ---------    ---------
                                                         $     245    $  53,259
                                                         =========    =========


    The accompanying notes are an integral part of the financial statements.

                         GALLAGHER RESEARCH CORPORATION
                            Statements of Operations



                                                      Year ended December 31,
                                                    ---------------------------
                                                       1998            1997
                                                    -----------     -----------

Net sales                                           $   203,419     $   362,863
Cost of sales                                            63,565         150,882
                                                    -----------     -----------
   Gross profit                                         139,854         211,981
Costs and expenses:
   Selling, general and administrative                  140,163         169,657
                                                    -----------     -----------
Income (loss) from operations                              (309)         42,324
Other income (expense):
   Interest                                                  10            (810)
   Merger related costs                                  (1,066)           --
   Other, net                                              --            (4,237)
                                                    -----------     -----------
Income (loss) before income taxes                        (1,365)         37,277
Income tax provision (benefit)                             (298)          1,459
                                                    -----------     -----------
Net income (loss)                                   $    (1,067)    $    35,818
                                                    ===========     ===========

Net income per common share                         $       .00     $       .03
                                                    ===========     ===========

Weighted average common shares outstanding            1,049,667       1,200,000
                                                    ===========     ===========


    The accompanying notes are an integral part of the financial statements.



                                             GALLAGHER RESEARCH CORPORATION
                                      Statements of Changes in Stockholders' Equity
                                      For the Years Ended December 31, 1998 and 1997



                                                    Common Stock                    Additional          Retained
                                            ------------------------------            Paid-in           Earnings
                                              Shares              Amount              Capital           (Deficit)
                                            ----------          ----------          ----------          ----------

Balances, December 31, 1996                  1,200,000          $      120          $   14,805          $  (11,915)

   Net income                                                                                               35,818
                                            ----------          ----------          ----------          ----------
Balances, December 31, 1997                  1,200,000                 120              14,805              23,903

   Common stock issued in a merger             273,000                  27                 854                --

   Redemption of common stock               (1,175,000)               (117)            (14,377)            (23,903)

   Net loss                                                                                                 (1,067)
                                            ----------          ----------          ----------          ----------
Balances, December 31, 1998                    298,000          $       30          $    1,282          $   (1,067)
                                            ==========          ==========          ==========          ==========


                     The accompanying notes are an integral part of the financial statements.

                                                         F-4




                                   GALLAGHER RESEARCH CORPORATION
                                      Statements of Cash Flows


                                                                        Year ended December 31,
                                                                    ------------------------------
                                                                       1998                 1997
                                                                    --------              --------
Cash flows from operating activities:
   Net income (loss)                                                $ (1,067)             $ 35,818
   Adjustments to reconcile net income to net
      cash provided by operating activities:
      Depreciation                                                    15,873                31,079
      Loss on disposal of assets                                        --                  17,671
      Changes in operating assets and liabilities:
        Accounts receivable                                           25,856                33,540
        Accounts payable                                                --                 (13,967)
        Accrued liabilities                                          (12,972)               12,924
        Customer deposits                                               --                 (85,000)
        Income taxes payable                                          (1,459)                1,459
                                                                    --------              --------
        Net cash provided by operating activities                     26,231                33,524
                                                                    --------              --------

Cash flows from investing activities:
   Purchases of property and equipment                                (8,599)              (11,090)
   Proceeds from sale of property and equipment                       17,037                10,500
   Common stock issued in a merger                                       881                  --
                                                                    --------              --------
        Net cash provided by (used in) investing activities            9,319                  (590)
                                                                    --------              --------

Cash flows from financing activities:
   Proceeds under line of credit                                        --                     800
   Repayments under line of credit                                      --                 (25,350)
   Repayment of note payable                                            --                  (5,292)
   Redemption of common stock                                        (38,397)                 --
                                                                    --------              --------
        Net cash (used in) financing activities                      (38,397)              (29,842)
                                                                    --------              --------

Net increase (decrease) in cash                                       (2,847)                3,092
Cash at beginning of year                                              3,092                  --
                                                                    --------              --------
Cash at end of year                                                 $    245              $  3,092
                                                                    ========              ========


Supplemental disclosure of cash flow information:
   Interest paid                                                    $   --                $    810
                                                                    ========              ========
   Income taxes paid                                                $  1,459              $   --
                                                                    ========              ========


            The accompanying notes are an integral part of the financial statements.

                                              F-5

                         GALLAGHER RESEARCH CORPORATION
                          Notes to Financial Statements


Note 1 - Summary of Significant Accounting Policies

Description of Business
-----------------------

The financial statements presented are those of Gallagher Research Corporation (the "Company"). The Company was incorporated on July 27, 1983, under the laws of the State of Colorado. The Company was an independent oil and gas service firm that provided geological, geophysical and geochemical consulting services. The Company has performed consulting projects in every major producing area within the United States and most of Canada. It has also completed projects in Australia and Pakistan. In December 1997, the Company filed with the Colorado Secretary of State a Certificate of Amendment and Restatement to the Articles of Incorporation that, among other things, changed the Company's name to Gallagher Research and Development Company from Gallagher Research and Development Company, Inc. (See Note 4). On October 28, 1998 a majority of the Company's shareholders approved a change in the state of incorporation from Colorado to Nevada, and a change in the Company's name from Gallagher Research and Development Company to Gallagher Research Corporation (See Note 10).

The Company has been exploring sources to obtain additional equity or debt financing. The Company has also indicated its intention to participate in one or more as yet unidentified business ventures, which management will select after reviewing the business opportunities for their profit or growth potential.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Property and Equipment
----------------------

Property and equipment is stated at cost. Depreciation is computed using accelerated methods over the estimated useful live of the related assets, generally three to five years.

Expenditures for major acquisitions and improvements are capitalized while expenditures for maintenance and repairs are charged to operations. The cost of assets sold or retired and any related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

                         GALLAGHER RESEARCH CORPORATION
                          Notes to Financial Statements


Fair Value of Financial Instruments
-----------------------------------

The fair value of the Company's payable due to officers/stockholders is not practicable to estimate due to the related party nature of the underlying transactions and the indefinite payment terms.

Income Taxes
------------

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Revenue Recognition
-------------------

The Company recognizes revenue when services are provided. To the extent that the Company receives payment for services in advance, such prepaid amounts are recorded as deposits until the services are provided.

Per Common Share Data
---------------------

Income per common share is computed by dividing the net income by the weighted average shares outstanding during the period.

Note 2 - Stockholders' Equity

Common Stock
------------

On December 10, 1997, the Company's shareholders approved a restructuring of the Company's authorized and outstanding capital through (1) a 1,000 to 1 forward stock split, (2) an increase in the Company's authorized capital stock to 50,000,000 shares of common stock and 5,000,000 shares of preferred stock, (3) a change in par value to $.0001 per share for both the common and preferred stock of the Company, and (4) a change in the name of the Company from Gallagher Research and Development Company, Inc. to Gallagher Research and Development Company. All share and per share amounts have been restated to reflect this restructuring.

Dividends will be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

                         GALLAGHER RESEARCH CORPORATION
                         Notes to Financial Statements


Preferred Stock
---------------

No shares of the Company's $.0001 par value preferred stock have been issued or are outstanding. Dividends, voting rights and other terms, rights and preferences of the preferred shares have not been designated but may be designated by the Board of Directors from time to time.

1997 Stock Option Plan
----------------------

The Company has adopted a stock option plan (the "CSO Plan") which allows for the issuance of options to purchase up to 1,000,000 shares of stock to employees, officers, directors and consultants of the Company. The CSO Plan is not intended to qualify as an "incentive stock option plan" under Section 422 of the Internal Revenue Code. Options will be granted under the CSO Plan at exercise prices to be determined by the Board of Directors or other CSO Plan administrator. The Company will incur compensation expense to the extent that the market value of the stock at date of grant exceeds the amount the grantee is required to pay for the options. No options have been granted under the CSO Plan to date.

1997 Employee Stock Compensation Plan
-------------------------------------

The Company has adopted an employee stock compensation plan (the "ESC Plan") which allows for the issuance of up to 1,500,000 shares of stock to employees, officers, directors and consultants of the Company. The Company will incur compensation expense to the extent the market value of the stock at date of grant exceeds the amount the employee is required to pay for the stock (if any). The ESC Plan will be administered by the Board of Directors or a committee of directors. No stock has been awarded under the ESC Plan to date.

Note 3 - Merger with MNS Eagle Equity Group V, Inc.

On December 12, 1997, the Company entered into a Merger Agreement with MNS Eagle Equity Group V, Inc. ("MNS"), a Nevada corporation, pursuant to which MNS would on the effective date of the merger be merged into the Company and disappear. The Merger Agreement provided, among other things, that each of the 682,500 issued and outstanding common shares of MNS would on the effective date of the merger be converted and exchanged for four tenths (.4) of a fully paid and nonassessable share of the Company's $.0001 par value common stock. A total of 273,000 shares of the Company's common stock were issued to the shareholders of MNS as a result of the Merger.

On December 16, 1997, the Company and MNS each held a special shareholders' meeting for the purpose of considering the proposed merger. The shareholders of both companies approved the merger. The Articles of Merger were duly filed with the Colorado Secretary of State on December 30, 1997, and with the Nevada Secretary of State on January 21, 1998, the effective date of the merger.

                         GALLAGHER RESEARCH CORPORATION
                         Notes to Financial Statements


The issuance of the merger common shares of the Company have not been and will not be registered with the SEC under the Securities Act of 1933, as amended ("Act"). The Company is relying on the exemption from such registration requirements afforded by Rule 504 of Regulation D under the Act, which is available for small offerings of securities (including merger transactions) not exceeding $1,000,000 in value.

Note 4 - Stock Exchange Agreement

Pursuant to an Assignment and Indemnity Agreement dated June 8, 1998, the Company transferred its business and all of its assets to GRDC, Inc. ("GRDC"), its wholly owned subsidiary, which also assumed all liabilities of the Company. The Company owned all 10,000 shares of common stock, no par value, of GRDC, Inc. issued and outstanding. The business of the Company thus has been operated by GRDC since that date.

The principal reason the Company entered into a merger with MNS was to allow the Company to become publicly held and thus have the ability to raise capital and create liquidity in its common stock. Due to the volatility of the stock markets, the Company has not been able to raise capital as a public company. On October 9, 1998 the Company, GRDC, and the shareholders who were the original owners of the Company prior to the Merger (the "Original Shareholders") entered into a Stock Exchange Agreement, whereby the Original Shareholders agreed to exchange 1,175,000 of their 1,200,000 shares of the Company for all the shares of GRDC in order to obtain complete ownership of GRDC and operate it as a privately held company. On October 28, 1998 the Company's shareholders (including the Original Shareholders) approved the consummation of the Stock Exchange Agreement. As a result of cancelling 1,175,000 of the shares currently owned by the Original Shareholders, the rest of the Company's shareholders own a much larger percentage of the Company, since the total outstanding shares of the Company was reduced to 298,000. As of October 30, 1998, the Company essentially became a shell company with a new business plan to either acquire a small to medium-size business (or its assets) actively engaged in a business generating revenues or having immediate prospects of generating revenues, or to originate a business.

Note 5 - Line of Credit

The Company had a $25,000 line of credit ("LOC") with a local bank that was renewable annually. The LOC was secured by the personal residence of a major stockholder/officer. The LOC bears interest at the bank's prime interest rate plus 2%.

                         GALLAGHER RESEARCH CORPORATION
                         Notes to Financial Statements


Note 6 - Income Taxes

The provision (benefit) for income taxes consists of the following:

                                                                   December 31,
                                                             ---------------------
                                                              1998          1997
                                                             -------       -------
   Current:
    Federal                                                  $  (298)      $ 1,080
    State                                                       --             379
                                                             -------       -------
                                                             $  (298)      $ 1,459
                                                             =======       =======

The provision (benefit) for income taxes differs from an amount computed by applying the statutory income tax rate to pretax income as follows:


    Federal tax provision at statutory rate                  $  (205)      $ 6,819
    State tax provision, net of federal tax benefit              (58)        1,584
    Utilization of NOL not previously realized                  --          (6,187)
    Other                                                       --            (757)
                                                             -------       -------
                                                             $  (263)      $ 1,459
                                                             =======       =======

The Company's deferred tax assets are as follows:

    Net operating loss carryforward                          $   263       $  --
    Valuation allowance                                         (263)         --
                                                             -------       -------
                                                             $  --         $  --
                                                             =======       =======

At December 31, 1998, the Company has net operating loss carryforwards of $1,365 which may be available to offset future taxable income through 2018.

Note 7 - Major Customers

During the years ended December 31, 1998 and 1997, one customer accounted for approximately 78.0% and 66.7% of the Company's revenues, respectively (See Note
4).

Note 8 - Related Party Transactions

The Company rents its office facilities on a month to month basis from a significant stockholder and former officer. Rental expense was $9,000 and $10,800 for the years ended December 31, 1998 and 1997 (See Note 4).

The Company sold a vehicle to a significant stockholder and former officer at fair market value during the year ended December 31, 1997. A loss of $6,141 was recorded on the vehicle sales transaction.

                         GALLAGHER RESEARCH CORPORATION
                         Notes to Financial Statements


Note 9 - Vehicle Leases

The Company leases a vehicle under a noncancellable three year operating lease that expires in March, 2001. Rental expense plus excessive mileage usage deduction amounted to $8,887 and $12,560, respectively, for the years ended December 31, 1998 and 1997. Future minimum rental payments at December 31, 1998 were zero (See Note 4).

Note 10 - Subsequent Events

Restructuring of Company
------------------------

On October 28, 1998, a majority of the Company's shareholders approved a change in the state of incorporation from Colorado to Nevada, and a change in the Company's name from Gallagher Research and Development Company to Gallagher Research Corporation.

The reincorporation was effected on April 2, 1999 by merging the Company into Gallagher Research Corporation ("Gallagher Nevada"), a wholly owned subsidiary of the Company which was incorporated for the purposes of the reincorporation merger pursuant to an Agreement and Plan of Merger between the Company and Gallagher Nevada.

Stock Split
-----------

On April 16, 1999 the Company forward split its common stock 16 to 1. All share and per share amounts have not been restated to reflect this forward stock split.



                              GALLAGHER RESEARCH CORPORATION
                                Balance Sheets (Unaudited)


                                         ASSETS

                                                                  September 30,    December 31,
                                                                      1999             1998
                                                                  -------------    ------------
Current Assets:
    Cash                                                            $  --            $   245
                                                                    -------          -------

                                                                    $  --            $   245
                                                                    =======          =======


                       LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


Current liabilities:
    Accounts payable                                                $ 3,650          $  --
                                                                    -------          -------


Stockholders' equity (deficit):
    Preferred stock; $.0001 par value; authorized -
      5,000,000 shares; issued - none                                  --               --
    Common stock; $.0001 par value; authorized -
      50,000,000 shares; issued and outstanding -
      4,768,000 and 298,000 shares, respectively                        477               30
    Additional paid-in capital                                          835            1,282
    Retained earnings (deficit)                                      (4,962)          (1,067)
                                                                    -------          -------
        Total stockholders' equity (deficit)                         (3,650)             245
                                                                    -------          -------
                                                                    $  --            $   245
                                                                    =======          =======


              The accompanying notes are an integral part of the financial statements.

                                                 F-12


                         GALLAGHER RESEARCH CORPORATION
                      Statements of Operations (Unaudited)


                                                         Nine Months Ended
                                                           September 30,
                                                    ---------------------------
                                                       1999             1998
                                                    -----------     -----------

Net sales                                           $      --       $   180,296
Cost of sales                                              --            54,280
                                                    -----------     -----------
   Gross profit                                            --           126,016
Costs and expenses:
   Selling, general and administrative                    3,895         128,132
                                                    -----------     -----------
Income (loss) from operations                            (3,895)         (2,116)
Other income (expense):
   Interest                                                --              --
   Merger related costs                                    --            (1,066)
                                                    -----------     -----------
Income (loss) before income taxes                        (3,895)         (3,182)
Income tax provision (benefit)                             --              (298)
                                                    -----------     -----------
Net income (loss)                                   $    (3,895)    $    (2,884)
                                                    ===========     ===========

Net income per common share                         $      .001     $      .002
                                                    ===========     ===========

Weighted average common shares outstanding            4,768,000       1,473,000
                                                    ===========     ===========


    The accompanying notes are an integral part of the financial statements.


                                           GALLAGHER RESEARCH CORPORATION
                            Statements of Changes in Stockholders' Equity (Deficit) (Unaudited)


                                                      Common Stock                     Additional          Retained
                                               ------------------------------           Paid-in            Earnings
                                                 Shares              Amount             Capital            (Deficit)
                                               ----------          ----------          ----------          ----------

Balances, December 31, 1996                     1,200,000          $      120          $   14,805          $  (11,915)

   Net income                                                                                                  35,818
                                               ----------          ----------          ----------          ----------
Balances, December 31, 1997                     1,200,000                 120              14,805              23,903

   Common stock issued in a merger                273,000                  27                 854                --

   Redemption of common stock                  (1,175,000)               (117)            (14,377)            (23,903)

   Net loss                                                                                                    (1,067)
                                               ----------          ----------          ----------          ----------
Balances, December 31, 1998                       298,000                  30               1,282              (1,067)

   Forward stock split of 16 to 1               4,470,000                 447                (447)               --

   Net loss for the period                                                                                     (3,895)
                                               ----------          ----------          ----------          ----------
Balances, September 30, 1999                    4,768,000          $      477          $      835          $   (4,962)
                                               ==========          ==========          ==========          ==========


                       The accompanying notes are an integral part of the financial statements.

                                                            F-14



                                     GALLAGHER RESEARCH CORPORATION
                                  Statements of Cash Flows (Unaudited)

                                                                            Nine Months Ended
                                                                              September 30,
                                                                      ------------------------------
                                                                        1999                  1998
                                                                      --------              --------

Cash flows from operating activities:
   Net income (loss)                                                  $ (3,895)             $ (2,884)
   Adjustments to reconcile net income to net
      cash provided by operating activities:
      Depreciation                                                        --                  15,146
      Loss on disposal of assets                                          --                    --
      Changes in operating assets and liabilities:
        Accounts receivable                                               --                  16,743
        Accounts payable                                                 3,650                  --
        Accrued liabilities                                               --                 (11,147)
        Income taxes payable                                              --                  (1,459)
                                                                      --------              --------
        Net cash provided by (used in) operating activities               (245)               16,399
                                                                      --------              --------

Cash flows from investing activities:
   Purchases of property and equipment                                    --                  (8,599)
   Proceeds from sale of property and equipment                           --                    --
   Acquisition of other assets                                            --                    (100)
   Common stock issued in a merger                                        --                     881
                                                                      --------              --------
        Net cash provided by (used in) investing activities               --                  (7,818)
                                                                      --------              --------

Cash flows from financing activities:
   Proceeds under line of credit                                          --                    --
   Repayments under line of credit                                        --                    --
   Redemption of common stock                                             --                    --
                                                                      --------              --------
        Net cash (used in) financing activities                           --                    --
                                                                      --------              --------

Net increase (decrease) in cash                                           (245)                8,581
Cash at beginning of period                                                245                 3,092
                                                                      --------              --------
Cash at end of period                                                 $   --                $ 11,673
                                                                      ========              ========


Supplemental disclosure of cash flow information:
   Interest paid                                                      $   --                $   --
                                                                      ========              ========
   Income taxes paid                                                  $   --                $  1,459
                                                                      ========              ========


             The accompanying notes are an integral part of the financial statements.

                                             F-15

                         GALLAGHER RESEARCH CORPORATION
                    Notes to Financial Statements (Unaudited)


Note 1 - Summary of Significant Accounting Policies

Description of Business
-----------------------

The financial statements presented are those of Gallagher Research Corporation (the "Company"). The Company was incorporated on July 27, 1983, under the laws of the State of Colorado. The Company was an independent oil and gas service firm that provided geological, geophysical and geochemical consulting services. The Company has performed consulting projects in every major producing area within the United States and most of Canada. It has also completed projects in Australia and Pakistan. In December 1997, the Company filed with the Colorado Secretary of State a Certificate of Amendment and Restatement to the Articles of Incorporation that, among other things, changed the Company's name to Gallagher Research and Development Company from Gallagher Research and Development Company, Inc. (See Note 4). On October 28, 1998 a majority of the Company's shareholders approved a change in the state of incorporation from Colorado to Nevada, and a change in the Company's name from Gallagher Research and Development Company to Gallagher Research Corporation (See Note 10).

The Company has been exploring sources to obtain additional equity or debt financing. The Company has also indicated its intention to participate in one or more as yet unidentified business ventures, which management will select after reviewing the business opportunities for their profit or growth potential.

Unaudited Interim Financial Statements
--------------------------------------

The unaudited financial statements as of September 30, 1999 and for the nine-month periods ended September 30, 1999 and 1998 have been prepared on the same basis as the Company's audited financial statements, and, in the opinion of management, includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial statements of such interim periods in accordance with generally accepted accounting principles. Results for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the full year.

Use of Estimates
----------------

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Property and Equipment
----------------------

Property and equipment is stated at cost. Depreciation is computed using accelerated methods over the estimated useful live of the related assets, generally three to five years.

Expenditures for major acquisitions and improvements are capitalized while expenditures for maintenance and repairs are charged to operations. The cost of assets sold or retired and any related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

                         GALLAGHER RESEARCH CORPORATION
                    Notes to Financial Statements (Unaudited)


Fair Value of Financial Instruments
-----------------------------------

The fair value of the Company's payable due to officers/stockholders is not practicable to estimate due to the related party nature of the underlying transactions and the indefinite payment terms.

Income Taxes
------------

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

Revenue Recognition
-------------------

The Company recognizes revenue when services are provided. To the extent that the Company receives payment for services in advance, such prepaid amounts are recorded as deposits until the services are provided.

Per Common Share Data
---------------------

Income per common share is computed by dividing the net income by the weighted average shares outstanding during the period.

Note 2 - Stockholders' Equity (Deficit)

Common Stock Transactions
-------------------------

On December 10, 1997, the Company's shareholders approved a restructuring of the Company's authorized and outstanding capital through (1) a 1,000 to 1 forward stock split, (2) an increase in the Company's authorized capital stock to 50,000,000 shares of common stock and 5,000,000 shares of preferred stock, (3) a change in par value to $.0001 per share for both the common and preferred stock of the Company, and (4) a change in the name of the Company from Gallagher Research and Development Company, Inc. to Gallagher Research and Development Company. All share and per share amounts have been restated to reflect this restructuring.

                         GALLAGHER RESEARCH CORPORATION
                    Notes to Financial Statements (Unaudited)


On October 28, 1998, a majority of the Company's shareholders approved a change in the state of incorporation from Colorado to Nevada, and a change in the Company's name from Gallagher Research and Development Company to Gallagher Research Corporation.

The reincorporation was effected on April 6, 1999 by merging the Company into Gallagher Research Corporation ("Gallagher Nevada"), a wholly owned subsidiary of the Company which was incorporated for the purposes of the reincorporation merger pursuant to an Agreement and Plan of Merger between the Company and Gallagher Nevada.

On April 16, 1999 the Company forward split its common stock 16 to 1. All share and per share amounts for 1999 have been adjusted to reflect this forward stock split.

Dividends will be paid on outstanding shares as declared by the Board of Directors. Each share of common stock is entitled to one vote.

Preferred Stock
---------------

No shares of the Company's $.0001 par value preferred stock have been issued or are outstanding. Dividends, voting rights and other terms, rights and preferences of the preferred shares have not been designated but may be designated by the Board of Directors from time to time.

1997 Stock Option Plan
----------------------

The Company has adopted a stock option plan (the "CSO Plan") which allows for the issuance of options to purchase up to 1,000,000 shares of stock to employees, officers, directors and consultants of the Company. The CSO Plan is not intended to qualify as an "incentive stock option plan" under Section 422 of the Internal Revenue Code. Options will be granted under the CSO Plan at exercise prices to be determined by the Board of Directors or other CSO Plan administrator. The Company will incur compensation expense to the extent that the market value of the stock at date of grant exceeds the amount the grantee is required to pay for the options. No options have been granted under the CSO Plan to date.

1997 Employee Stock Compensation Plan
-------------------------------------

The Company has adopted an employee stock compensation plan (the "ESC Plan") which allows for the issuance of up to 1,500,000 shares of stock to employees, officers, directors and consultants of the Company. The Company will incur compensation expense to the extent the market value of the stock at date of grant exceeds the amount the employee is required to pay for the stock (if any). The ESC Plan will be administered by the Board of Directors or a committee of directors. No stock has been awarded under the ESC Plan to date.

                         GALLAGHER RESEARCH CORPORATION
                    Notes to Financial Statements (Unaudited)


Note 3 - Merger with MNS Eagle Equity Group V, Inc.

On December 12, 1997, the Company entered into a Merger Agreement with MNS Eagle Equity Group V, Inc. ("MNS"), a Nevada corporation, pursuant to which MNS would on the effective date of the merger be merged into the Company and disappear. The Merger Agreement provided, among other things, that each of the 682,500 issued and outstanding common shares of MNS would on the effective date of the merger be converted and exchanged for four tenths (.4) of a fully paid and nonassessable share of the Company's $.0001 par value common stock. A total of 273,000 shares of the Company's common stock were issued to the shareholders of MNS as a result of the Merger.

On December 16, 1997, the Company and MNS each held a special shareholders' meeting for the purpose of considering the proposed merger. The shareholders of both companies approved the merger. The Articles of Merger were duly filed with the Colorado Secretary of State on December 30, 1997, and with the Nevada Secretary of State on January 21, 1998, the effective date of the merger.

The issuance of the merger common shares of the Company have not been and will not be registered with the SEC under the Securities Act of 1933, as amended ("Act"). The Company is relying on the exemption from such registration requirements afforded by Rule 504 of Regulation D under the Act, which is available for small offerings of securities (including merger transactions) not exceeding $1,000,000 in value.

Note 4 - Stock Exchange Agreement

Pursuant to an Assignment and Indemnity Agreement dated June 8, 1998, the Company transferred its business and all of its assets to GRDC, Inc. ("GRDC"), its wholly owned subsidiary, which also assumed all liabilities of the Company. The Company owned all 10,000 shares of common stock, no par value, of GRDC, Inc. issued and outstanding. The business of the Company thus has been operated by GRDC since that date.

The principal reason the Company entered into a merger with MNS was to allow the Company to become publicly held and thus have the ability to raise capital and create liquidity in its common stock. Due to the volatility of the stock markets, the Company has not been able to raise capital as a public company. On October 9, 1998 the Company, GRDC, and the shareholders who were the original owners of the Company prior to the Merger (the "Original Shareholders") entered into a Stock Exchange Agreement, whereby the Original Shareholders agreed to exchange 1,175,000 of their 1,200,000 shares of the Company for all the shares of GRDC in order to obtain complete ownership of GRDC and operate it as a privately held company. On October 28, 1998 the Company's shareholders (including the Original Shareholders) approved the consummation of the Stock Exchange Agreement. As a result of cancelling 1,175,000 of the shares currently

                         GALLAGHER RESEARCH CORPORATION
                    Notes to Financial Statements (Unaudited)


owned by the Original Shareholders, the rest of the Company's shareholders own a much larger percentage of the Company, since the total outstanding shares of the Company was reduced to 298,000. As of October 30, 1998, the Company essentially became a shell company with a new business plan to either acquire a small to medium-size business (or its assets) actively engaged in a business generating revenues or having immediate prospects of generating revenues, or to originate a business.

Note 5 - Line of Credit

The Company had a $25,000 line of credit ("LOC") with a local bank that was renewable annually. The LOC was secured by the personal residence of a major stockholder/officer. The LOC bears interest at the bank's prime interest rate plus 2%.

Note 6 - Income Taxes

The provision (benefit) for income taxes consists of the following:

                                                                    September 30,
                                                               ----------------------
                                                                 1999          1998
                                                               -------        -------
    Current:
     Federal                                                   $  --          $  (298)
     State                                                        --             --
                                                               -------        -------
                                                               $  --          $  (298)
                                                               =======        =======

The provision (benefit) for income taxes differs from an amount computed by applying the statutory income tax rate to pretax income as follows:

    Federal tax provision at statutory rate                    $  (584)       $  (433)
    State tax provision, net of federal tax benefit               (166)          (122)
    Other                                                         --             --
                                                               -------        -------
                                                               $  (750)       $  (555)
                                                               =======        =======

The Company's deferred tax assets are as follows:

    Net operating loss carryforward                            $ 1,013        $   555
    Valuation allowance                                         (1,013)          (555)
                                                               -------        -------
                                                               $  --          $  --
                                                               =======        =======

At September 30, 1999, the Company has net operating loss carryforwards of $5,260 which may be available to offset future taxable income through 2019.

                         GALLAGHER RESEARCH CORPORATION
                    Notes to Financial Statements (Unaudited)


Note 7 - Major Customers

During the nine months ended September 30, 1999 and 1998, one customer accounted for 0% and 77% of the Company's revenues, respectively (See Note 4).

Note 8 - Related Party Transactions

The Company rents its office facilities on a month to month basis from a significant stockholder and former officer. Rental expense was $0 and $8,100 for the nine months ended September 30, 1999 and 1998 (See Note 4).

Note 9 - Vehicle Leases

The Company leases a vehicle under a noncancellable three year operating lease that expires in March, 2001. Rental expense plus excessive mileage usage deduction amounted to $0 and $5,620, respectively, for the nine months ended September 30, 1999 and 1998. Future minimum rental payments at September 30, 1999 were zero (See Note 4).